                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Contango Oil & Gas Company
                                (Name of Issuer)

                     Common Stock, par value $0.04 per share
                         (Title of Class of Securities)

                                   2107-5N-105
                                 (CUSIP Number)

 Leslie J. Parrette, Jr., Senior Vice President, General Counsel and Corporate Secretary
                 Aquila, Inc. (formerly, UtiliCorp United Inc.)
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box.  |  |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                              CUSIP No. 2107-5N-105
--------------------- ----------------------------------------------------------
         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      Aquila, Inc. (formerly, UtiliCorp United Inc.)*
--------------------- ----------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (See Instructions)
                        (a) (b) X
--------------------- ----------------------------------------------------------
         3            SEC USE ONLY
--------------------- ----------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions) N/A
--------------------- ----------------------------------------------------------
         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------- ----------------------------------------------------------
         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------- ------------ ---------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 -0-
    PERSON WITH
                      ------------ ---------------------------------------------
                           8       SHARED VOTING POWER
                                   10,168**
                      ------------ ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   -0-
                      ------------ ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   10,168**
--------------------- ----------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      10,168**
--------------------- ----------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES (See Instructions)

--------------------- ----------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      Less than 0.1%***
--------------------- ----------------------------------------------------------
         14           TYPE OF REPORTING PERSON (See Instructions)
                      HC, CO
--------------------- ----------------------------------------------------------

* Aquila, Inc., as the ultimate parent company of Aquila Energy Capital
Corporation, disclaims beneficial ownership of the shares of Preferred Stock of
Contango Oil & Gas Company that Aquila Energy Capital Corporation owned prior to the transaction reported on this Schedule 13D/A. Aquila, Inc. also disclaims beneficial ownership of Aquila Energy Capital Corporation's options to purchase
Contango Oil & Gas Company's Common Stock.

**This figure represents vested options held by Aquila Energy Capital
Corporation for the purchase of Contango Oil & Gas Company's Common Stock.

***This amendment reports a change in beneficial ownership that terminates
Aquila, Inc.'s obligation to report its beneficial ownership interest in
Contango Oil & Gas Company's Common Stock on a Schedule 13D.

                              CUSIP No. 2107-5N-105
--------------------- ----------------------------------------------------------
         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      Aquila Merchant Services, Inc.
                      (formerly, Aquila Energy Corporation)*
--------------------- ----------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (See Instructions)
                        (a) (b) X
--------------------- ----------------------------------------------------------
         3            SEC USE ONLY
--------------------- ----------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions) N/A
--------------------- ----------------------------------------------------------
         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------- ----------------------------------------------------------
         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------- ------------ ---------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 -0-
    PERSON WITH
                      ------------ ---------------------------------------------
                           8       SHARED VOTING POWER
                                   10,168**
                      ------------ ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   -0-
                      ------------ ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   10,168**
--------------------- ----------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      10,168**
--------------------- ----------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES (See Instructions)

--------------------- ----------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      Less than 0.1%***
--------------------- ----------------------------------------------------------
         14           TYPE OF REPORTING PERSON (See Instructions)
                      CO
--------------------- ----------------------------------------------------------

* Aquila Merchant Services, Inc., as the parent company of Aquila Energy Capital
Corporation, disclaims beneficial ownership of the shares of Preferred Stock of
Contango Oil & Gas Company that Aquila Energy Capital Corporation owned prior to the transaction reported on this Schedule 13D/A. Aquila Merchant Services, Inc.
also disclaims beneficial ownership of Aquila Energy Capital Corporation's options to purchase Contango Oil & Gas Company's Common Stock.

**This figure represents vested options held by Aquila Energy Capital
Corporation for the purchase of Contango Oil & Gas Company's Common Stock.

***This amendment reports a change in beneficial ownership that terminates
Aquila Merchant Services, Inc.'s obligation to report its beneficial ownership interest in Contango Oil & Gas Company's Common Stock on a Schedule 13D.

                              CUSIP No. 2107-5N-105
--------------------- ----------------------------------------------------------
         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                          Aquila Energy Capital Corporation
--------------------- ----------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (See Instructions)
                        (a) (b) X
--------------------- ----------------------------------------------------------
         3            SEC USE ONLY
--------------------- ----------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions) N/A
--------------------- ----------------------------------------------------------
         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------- ----------------------------------------------------------
         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------- ------------ ---------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 -0-
    PERSON WITH
                      ------------ ---------------------------------------------
                           8       SHARED VOTING POWER
                                   10,168*
                      ------------ ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   -0-
                      ------------ ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   10,168*
--------------------- ----------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      10,168*
--------------------- ----------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES (See Instructions)

--------------------- ----------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      Less than 0.1%*
--------------------- ----------------------------------------------------------
         14           TYPE OF REPORTING PERSON (See Instructions)
                      CO
--------------------- ----------------------------------------------------------

*This figure represents vested options held by Aquila Energy Capital Corporation for the purchase of Contango Oil & Gas Company's Common Stock.

**This amendment reports a change in beneficial ownership that terminates Aquila
Energy Capital Corporation's obligation to report its beneficial ownership interest in Contango Oil & Gas Company's Common Stock on a Schedule 13D.

                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

         All information herein with respect to Aquila, Inc. (formerly known as
UtiliCorp United Inc.), a Delaware corporation ("Aquila"), Aquila Merchant
Services, Inc. (formerly known as Aquila Energy Corporation), a Delaware corporation ("AMS"), Aquila Energy Capital Corporation, a Delaware corporation
("AECC" and, together, with Aquila and AMS, the "Aquila Related Entities"), and the Series B Senior Convertible Cumulative Preferred Stock, par value $0.04 per share (the "Series B Preferred Stock"), of Contango Oil & Gas Company, a
Delaware corporation ("Contango"), is correct to the best knowledge and belief of the Aquila Related Entities. The Schedule 13D originally filed on October 10,
2000 is incorporated by reference and amended as follows.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            Pursuant to three separate assignment and assumption agreements dated December 20, 2002 (the "Assignment Agreements") between AECC, on the one hand, and Concert Capital Resources A, L.P., Concert Capital Resources B, L.P.
and Concert Capital Recourses, C, L.P. (collectively, the "Concert Capital
Partnerships"), respectively, AECC completed the sale of 5,000 shares of
Contango's Series B Preferred Stock to the Concert Capital Partnerships.
Specifically, AECC sold (a) an undivided 89.5952% interest in its Series B
Preferred Stock to Concert Capital Resources A, L.P., (b) an undivided 7.6444%
interest in its Series B Preferred Stock to Concert Capital Recourses B, L.P.,
and (c) an undivided 2.7604% interest in its Series C Preferred Stock to Concert
Capital Resources C, L.P. The sale was in connection with a sale by AECC of certain of its assets (including assets in addition to the Series B Preferred
Stock) to the Concert Capital Partnerships and their affiliates. The consideration allocated by AECC and the Concert Capital Partnerships to the sale of the Series B Preferred Stock was approximately $1,714,444.

            The Series B Preferred Stock sold by AECC to the Concert Capital
Partnerships is currently convertible into 1,136,363 shares of Contango's Common
Stock. Following the sale of the Series B Preferred Stock by AECC, AECC's remaining interest in Contango consists solely of vested options to purchase
10,168 shares of Contango's Common Stock and unvested options to purchase 10,332 shares of Contango's Common Stock. Because AECC's beneficial ownership interest in Contango's Common Stock is now less than 0.1%, this Schedule 13D/A reports a change in beneficial ownership that terminates the Aquila Related Entities'
obligation to report their beneficial ownership interests in Contango's Common
Stock on a Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

            On December 20, 2002, AECC entered into the Assignment Agreements with the Concert Capital Partnerships, the terms of which are described in greater details in Item 5 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No. 1          Description of Exhibit
                                 Assignment and Assumption Agreement
                                 dated as of December 20, 2002
                                 between Aquila Energy Capital
                                 Corporation and Concert Capital
                                 Resources A, L.P.

          Exhibit No. 2          Assignment and Assumption Agreement dated
                                 as of December 20, 2002 between Aquila Energy
                                 Capital Corporation and Concert
                                 Capital Recourses B, L.P.

          Exhibit No. 3          Assignment and Assumption Agreement dated as of
                                 December 20, 2002 between Aquila Energy Capital
                                 Corporation and Concert Capital Resources C, L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 27, 2002

                                     Aquila, Inc.

                                     By:  /s/ Leslie J. Parrette, Jr.
                                        ----------------------------------------
                                     Name:    Leslie J. Parrette, Jr.
                                     Title:   Senior  Vice   President,
                                              General Counsel and
                                              Corporate Secretary

                                     Aquila Merchant Services, Inc.

                                     By:  /s/ Brogan Sullivan
                                        ----------------------------------------
                                     Name:    Brogan Sullivan
                                     Title:   Assistant Secretary

                                     Aquila Energy Capital Corporation

                                     By:  /s/ Brogan Sullivan
                                        ----------------------------------------
                                     Name:    Brogan Sullivan
                                     Title:   Assistant Secretary

Exhibit No.1

                       ASSIGNMENT AND ASSUMPTION AGREEMENT

         ASSIGNMENT AND ASSUMPTION AGREEMENT dated as of December 20, 2002 between Aquila Energy Capital Corporation, a Delaware corporation ("Seller") and
Concert Capital Resources A, L.P., a Delaware limited partnership ("Buyer").

                              W I T N E S S E T H :

         WHEREAS, Buyer, Seller and certain of their respective Affiliates have concurrently herewith consummated the purchase by Buyer and certain of its
Affiliates of the Purchased Assets pursuant to the terms and conditions of the
Purchase and Sale Agreement dated December 5, 2002 among Buyer, Seller and the other Persons listed on the signature pages thereof (the "PSA");

         WHEREAS, Buyer and those of its Affiliates who are also concurrently herewith acquiring a percentage of Seller's right, title and interest in, to and under the assets listed on the attached Exhibit A are holding those assets with such Affiliates as tenants-in-common; and

         WHEREAS, pursuant to the PSA, Buyer and certain of its Affiliates have agreed to assume the Assumed Obligations of Seller with respect to the Purchased
Assets and the Business; and

         ACCORDINGLY, in consideration of the sale of the Purchased Assets and the assumption of the Assumed Obligations in accordance with the PSA, Buyer and
Seller agree as follows:

         1. (a) Seller does hereby sell, transfer, assign and deliver to Buyer an undivided 89.5952% interest in all of Seller's right, title and interest in, to and under the assets listed on the attached Exhibit A (the "Buyer Percentage
Interest"); provided that no sale, transfer, assignment or delivery shall be made of any or any material portion of any of the assets listed on the attached
Exhibit A if an attempted sale, assignment, transfer or delivery, without the consent of a third party, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer, Seller or any of their respective Affiliates thereunder.

         (b) Buyer does hereby accept the Buyer Percentage Interest in, to and under the assets listed on the attached Exhibit A (except as aforesaid), and
Buyer hereby assumes and agrees to pay, perform and discharge promptly and fully when due the Assumed Obligations, except to the extent liabilities thereunder constitute Retained Obligations.

         2. Any capitalized term that is used, but not defined, in this
Agreement shall have the meaning set forth in the PSA.

         3. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to its conflicts of law rules.

         4. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                    AQUILA ENERGY CAPITAL CORPORATION
                                    By:  /s/ Brogan Sullivan
                                         ---------------------------------------
                                         Name:   Brogan Sullivan
                                         Title:  Assistant Secretary

                                    CONCERT CAPITAL
                                    RESOURCES A, L.P.

                                    By: CCR MANAGEMENT A, LLC
                                    By: /s/ Ken Wyatt
                                        ----------------------------------------
                                        Name:   Ken Wyatt
                                        Title:  CEO and President

                                                                  EXHIBIT A

1.   All Loans, Related Security, Loan Documents (excluding any rights contained in any Credit Agreement or other Loan Document to market, or purchase on preferential terms, hydrocarbons or any other Collateral) and Related
     Security Documents, together with all of Seller's rights under each of the foregoing; provided that, for purposes of this Agreement only, the terms
     "Related Security" and "Related Security Documents" shall not include the
     Multi-Party Lockbox Agreements and Cash Collateral Account Agreements
     listed on Exhibit A to the Assignment and Assumption Agreement dated as of
     December 20, 2002 between Concert Capital Resources, L.P. and AECC.

2.   The following documents relating to Seller's Loan to Vision Funding
     Corporation and MV Partners, L.P. (together with all of Seller's rights under each of the same):

     a)   Guaranty dated March 6, 2002, executed by Russell W. Spitz in favor of
          Seller.

     b)   Guaranty dated March 6, 2002, executed by Debra L. Spitz in favor of
          Seller.

     c)   Security Agreement (Accounts, Equipment, General Intangibles and
          Inventory) dated March 6, 2002, between Vision Bush LLC and Seller.

     d)   Consent and Agreement dated December 13, 2001, among Vision Power
          Systems, Inc., Vision American Saw LLC, Seller and American Saw and
          Mfg. Company, Inc.

     e)   Consent and Agreement dated March 6, 2002, among Vision Power Systems,
          Inc., Vision Bush LLC, Seller and Bush Realty Associates.

     f)   Security Agreement (Accounts, Equipment, General Intangibles and
          Inventory) dated December 13, 2001, between Vision American Saw LLC and Seller.

3.   The following documents relating to Seller's Loan to Star Acquisition III,
     LLC (together with all of Seller's rights under each of the same):

     a)   First Amendment to Kansas Mortgage, Assignment of Production, Security
          Agreement and Financing Statement dated December 3, 1998, between Star and Seller (amending the Kansas Mortgage,

          Assignment of Production, Security Agreement and Financing Statement
          dated September 4, 1998).

     b)   Second Amendment to Kansas Mortgage, Assignment of Production,
          Security Agreement and Financing Statement dated March 22, 1999, between Star and Seller (amending the Kansas Mortgage, Assignment of
          Production, Security Agreement and Financing Statement dated September
          4, 1998, as amended by the First Amendment referred to above).

     c)   First Amendment to Kansas Mortgage, Assignment of Production, Security
          Agreement and Financing Statement dated April 18, 2000, between Star and Seller (amending the Kansas Mortgage, Assignment of Production,
          Security Agreement and Financing Statement dated March 22, 1999).

     d)   First Amendment to Deed of Trust, Mortgage, Assignment of Production,
          Security Agreement and Financing Statement (Wyoming properties) dated
          December 3, 1998, between Star and Seller (amending the Deed of Trust,
          Mortgage, Assignment of Production, Security Agreement and Financing
          Statement dated September 4, 1998).

     e)   First Amendment to Deed of Trust, Mortgage, Assignment of Production,
          Security Agreement and Financing Statement (Wyoming properties) dated
          March 22, 1999, between Star and Seller (amending the Deed of Trust,
          Mortgage, Assignment of Production, Security Agreement and Financing
          Statement dated [September 4, 1998]).

4.   The Notice of Assignment of Proceeds dated May 2, 2001, from Shallow Water,
     Inc. and Seller, together with all of Seller's rights under the same.

5.   The Assignment and Bill of Sale executed September 10, 1998 (but effective
     June 1, 1998), among Threshold Development Company, E-L Gas Co., Ltd. and, for certain limited purposes, Seller, together with all of Seller's rights under the same.

6.   The Contingent and Equity Consideration (except Contingent and Equity
     Consideration relating to the options to purchase 20,500 shares of Contango
     Oil & Gas Company common stock that is listed and described on Annex 1.1 to the PSA (the "Contango Options")) and Contingent and Equity Consideration
     Documents (except Contingent and Equity Consideration Documents relating to the Contango Options) relating to Contango Gas & Oil Company that are listed and described on Annex 1.1 to the PSA.

7.   All assets listed in Sections 2.1(a)(ii) through 2.1(a)(ix) and in Section
     2.1(a)(xi) of the PSA.

8.   The loan reserve referred to in Section 2.1(a)(x)(A) of the PSA.

9.   50% of the asset described in Section 2.1(a)(x)(B) and 50% of the assets described in Section 2.1(a)(xii) of the PSA.

Exhibit No. 2

                       ASSIGNMENT AND ASSUMPTION AGREEMENT

         ASSIGNMENT AND ASSUMPTION AGREEMENT dated as of December 20, 2002 between Aquila Energy Capital Corporation, a Delaware corporation ("Seller") and
Concert Capital Resources B, L.P., a Delaware limited partnership ("Buyer").

                              W I T N E S S E T H :

         WHEREAS, Buyer, Seller and certain of their respective Affiliates have concurrently herewith consummated the purchase by Buyer and certain of its
Affiliates of the Purchased Assets pursuant to the terms and conditions of the
Purchase and Sale Agreement dated December 5, 2002 among Concert Capital
Resources A., L.P., Seller and the other Persons listed on the signature pages thereof (the "PSA");

         WHEREAS, Buyer and those of its Affiliates who are also concurrently herewith acquiring a percentage of Seller's right, title and interest in, to and under the assets listed on the attached Exhibit A are holding those assets with such Affiliates as tenants-in-common; and

         WHEREAS, pursuant to the PSA, Buyer and certain of its Affiliates have agreed to assume the Assumed Obligations of Seller with respect to the Purchased
Assets and the Business; and

         ACCORDINGLY, in consideration of the sale of the Purchased Assets and the assumption of the Assumed Obligations in accordance with the PSA, Buyer and
Seller agree as follows:

         1. (a) Seller does hereby sell, transfer, assign and deliver to Buyer an undivided 7.6444% interest in all of Seller's right, title and interest in, to and under the assets listed on the attached Exhibit A (the "Buyer Percentage
Interest"); provided that no sale, transfer, assignment or delivery shall be made of any or any material portion of any of the assets listed on the attached
Exhibit A if an attempted sale, assignment, transfer or delivery, without the consent of a third party, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer, Seller or any of their respective Affiliates thereunder.

         (b) Buyer does hereby accept the Buyer Percentage Interest in, to and under the assets listed on the attached Exhibit A (except as aforesaid), and
Buyer hereby assumes and agrees to pay, perform and discharge promptly and fully when due the Assumed Obligations, except to the extent liabilities thereunder constitute Retained Obligations.

         2. Any capitalized term that is used, but not defined, in this
Agreement shall have the meaning set forth in the PSA.

         3. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to its conflicts of law rules.

         4. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                  AQUILA ENERGY CAPITAL CORPORATION
                                  By: /s/ Brogan Sullivan
                                      --------------------------------------------
                                      Name:   Brogan Sullivan
                                      Title:  Assistant Secretary

                                  CONCERT CAPITAL
                                  RESOURCES B, L.P.

                                  By: CCR MANAGEMENT B, LLC
                                  By: /s/ Ken Wyatt
                                      --------------------------------------------
                                      Name:   Ken Wyatt
                                      Title:  CEO and President

                                                                  EXHIBIT A

10.  All Loans, Related Security, Loan Documents (excluding any rights contained in any Credit Agreement or other Loan Document to market, or purchase on preferential terms, hydrocarbons or any other Collateral) and Related
     Security Documents, together with all of Seller's rights under each of the foregoing; provided that, for purposes of this Agreement only, the terms
     "Related Security" and "Related Security Documents" shall not include the
     Multi-Party Lockbox Agreements and Cash Collateral Account Agreements
     listed on Exhibit A to the Assignment and Assumption Agreement dated as of
     December 20, 2002 between Concert Capital Resources, L.P. and AECC.

11.  The following documents relating to Seller's Loan to Vision Funding
     Corporation and MV Partners, L.P. (together with all of Seller's rights under each of the same):

     a)   Guaranty dated March 6, 2002, executed by Russell W. Spitz in favor of
          Seller.

     b)   Guaranty dated March 6, 2002, executed by Debra L. Spitz in favor of
          Seller.

     c)   Security Agreement (Accounts, Equipment, General Intangibles and
          Inventory) dated March 6, 2002, between Vision Bush LLC and Seller.

     d)   Consent and Agreement dated December 13, 2001, among Vision Power
          Systems, Inc., Vision American Saw LLC, Seller and American Saw and
          Mfg. Company, Inc.

     e)   Consent and Agreement dated March 6, 2002, among Vision Power Systems,
          Inc., Vision Bush LLC, Seller and Bush Realty Associates.

     f)   Security Agreement (Accounts, Equipment, General Intangibles and
          Inventory) dated December 13, 2001, between Vision American Saw LLC and Seller.

12.  The following documents relating to Seller's Loan to Star Acquisition III,
     LLC (together with all of Seller's rights under each of the same):

     a)   First Amendment to Kansas Mortgage, Assignment of Production, Security
          Agreement and Financing Statement dated December 3, 1998, between Star and Seller (amending the Kansas Mortgage,

          Assignment of Production, Security Agreement and Financing Statement
          dated September 4, 1998).

     b)   Second Amendment to Kansas Mortgage, Assignment of Production,
          Security Agreement and Financing Statement dated March 22, 1999, between Star and Seller (amending the Kansas Mortgage, Assignment of
          Production, Security Agreement and Financing Statement dated September
          4, 1998, as amended by the First Amendment referred to above).

     c)   First Amendment to Kansas Mortgage, Assignment of Production, Security
          Agreement and Financing Statement dated April 18, 2000, between Star and Seller (amending the Kansas Mortgage, Assignment of Production,
          Security Agreement and Financing Statement dated March 22, 1999).

     d)   First Amendment to Deed of Trust, Mortgage, Assignment of Production,
          Security Agreement and Financing Statement (Wyoming properties) dated
          December 3, 1998, between Star and Seller (amending the Deed of Trust,
          Mortgage, Assignment of Production, Security Agreement and Financing
          Statement dated September 4, 1998).

     e)   First Amendment to Deed of Trust, Mortgage, Assignment of Production,
          Security Agreement and Financing Statement (Wyoming properties) dated
          March 22, 1999, between Star and Seller (amending the Deed of Trust,
          Mortgage, Assignment of Production, Security Agreement and Financing
          Statement dated [September 4, 1998]).

13.  The Notice of Assignment of Proceeds dated May 2, 2001, from Shallow Water,
     Inc. and Seller, together with all of Seller's rights under the same.

14.  The Assignment and Bill of Sale executed September 10, 1998 (but effective
     June 1, 1998), among Threshold Development Company, E-L Gas Co., Ltd. and, for certain limited purposes, Seller, together with all of Seller's rights under the same.

15.  The Contingent and Equity Consideration (except Contingent and Equity
     Consideration relating to the options to purchase 20,500 shares of Contango
     Oil & Gas Company common stock that is listed and described on Annex 1.1 to the PSA (the "Contango Options")) and Contingent and Equity Consideration
     Documents (except Contingent and Equity Consideration Documents relating to the Contango Options) relating to Contango Gas & Oil Company that are listed and described on Annex 1.1 to the PSA.

16.  All assets listed in Sections 2.1(a)(ii) through 2.1(a)(ix) and in Section
     2.1(a)(xi) of the PSA.

17.  The loan reserve referred to in Section 2.1(a)(x)(A) of the PSA.

18.  50% of the asset described in Section 2.1(a)(x)(B) and 50% of the assets described in Section 2.1(a)(xii) of the PSA.

Exhibit No.3

                       ASSIGNMENT AND ASSUMPTION AGREEMENT

         ASSIGNMENT AND ASSUMPTION AGREEMENT dated as of December 20, 2002, between Aquila Energy Capital Corporation, a Delaware corporation ("Seller") and
Concert Capital Resources C, L.P., a Delaware limited partnership ("Buyer").

                              W I T N E S S E T H :

         WHEREAS, Buyer, Seller and certain of their respective Affiliates have concurrently herewith consummated the purchase by Buyer and certain of its
Affiliates of the Purchased Assets pursuant to the terms and conditions of the
Purchase and Sale Agreement dated December 5, 2002, among Concert Capital
Resources A, L.P., a Delaware limited partnership and an Affiliate of Buyer,
Seller and the other Persons listed on the signature pages thereof (the "PSA");

         WHEREAS, Buyer and those of its Affiliates who are also concurrently herewith acquiring a percentage of Seller's right, title and interest in, to and under the assets listed on the attached Exhibit A are holding those assets with such Affiliates as tenants-in-common; and

         WHEREAS, pursuant to the PSA, Buyer and certain of its Affiliates have agreed to assume the Assumed Obligations of Seller with respect to the Purchased
Assets and the Business; and

         ACCORDINGLY, in consideration of the sale of the Purchased Assets and the assumption of the Assumed Obligations in accordance with the PSA, Buyer and
Seller agree as follows:

         1. (a) Seller does hereby sell, transfer, assign and deliver to Buyer an undivided 2.7604% interest in all of Seller's right, title and interest in, to and under the assets listed on the attached Exhibit A (the "Buyer Percentage
Interest"); provided that no sale, transfer, assignment or delivery shall be made of any or any material portion of any of the assets listed on the attached
Exhibit A if an attempted sale, assignment, transfer or delivery, without the consent of a third party, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer, Seller or any of their respective Affiliates thereunder.

         (b) Buyer does hereby accept the Buyer Percentage Interest in, to and under the assets listed on the attached Exhibit A (except as aforesaid), and
Buyer hereby assumes and agrees to pay, perform and discharge promptly and fully when due the Assumed Obligations, except to the extent liabilities thereunder constitute Retained Obligations.

         2. Any capitalized term that is used, but not defined, in this
Agreement shall have the meaning set forth in the PSA.

         3. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to its conflicts of law rules.

         4. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                  AQUILA ENERGY CAPITAL CORPORATION

                                  By: /s/ Brogan Sullivan
                                      --------------------------------------------
                                      Name:   Brogan Sullivan
                                      Title:  Assistant Secretary

                                  CONCERT CAPITAL
                                  RESOURCES C, L.P.

                                  By:  CCR MANAGEMENT C, LLC
                                  By:  /s/ Ken Wyatt
                                       --------------------------------------------
                                       Name:   Ken Wyatt
                                       Title:  CEO and President

                                                            EXHIBIT A

19.  All Loans, Related Security, Loan Documents, Related Security Documents,
     together with all of Seller's rights under each of the foregoing; provided that, for purposes of this Agreement only, the terms "Related Security" and
     "Related Security Documents" shall not include the Multi-Party Lockbox
     Agreements and Cash Collateral Account Agreements listed on Exhibit A to the Assignment and Assumption Agreement dated as of December 20, 2002 between Concert Capital Resources, L.P. and AECC.

20.  The following documents relating to Seller's Loan to Vision Funding
     Corporation and MV Partners, L.P. (together with all of Seller's rights under each of the same):

     a)   Guaranty dated March 6, 2002, executed by Russell W. Spitz in favor of
          Seller.

     b)   Guaranty dated March 6, 2002, executed by Debra L. Spitz in favor of
          Seller.

     c)   Security Agreement (Accounts, Equipment, General Intangibles and
          Inventory) dated March 6, 2002, between Vision Bush LLC and Seller.

     d)   Consent and Agreement dated December 13, 2001, among Vision Power
          Systems, Inc., Vision American Saw LLC, Seller and American Saw and
          Mfg. Company, Inc.

     e)   Consent and Agreement dated March 6, 2002, among Vision Power Systems,
          Inc., Vision Bush LLC, Seller and Bush Realty Associates.

     f)   Security Agreement (Accounts, Equipment, General Intangibles and
          Inventory) dated December 13, 2001, between Vision American Saw LLC and Seller.

21.  The following documents relating to Seller's Loan to Star Acquisition III,
     LLC (together with all of Seller's rights under each of the same):

     a)   First Amendment to Kansas Mortgage, Assignment of Production, Security
          Agreement and Financing Statement dated December 3, 1998, between Star and Seller (amending the Kansas Mortgage, Assignment of Production,
          Security Agreement and Financing Statement dated September 4, 1998).

     b)   Second Amendment to Kansas Mortgage, Assignment of Production,
          Security Agreement and Financing Statement dated March 22, 1999, between Star and Seller (amending the Kansas Mortgage, Assignment of
          Production, Security Agreement and Financing Statement dated September
          4, 1998, as amended by the First Amendment referred to above).

     c)   First Amendment to Kansas Mortgage, Assignment of Production, Security
          Agreement and Financing Statement dated April 18, 2000, between Star and Seller (amending the Kansas Mortgage, Assignment of Production,
          Security Agreement and Financing Statement dated March 22, 1999).

     d)   First Amendment to Deed of Trust, Mortgage, Assignment of Production,
          Security Agreement and Financing Statement (Wyoming properties) dated
          December 3, 1998, between Star and Seller (amending the Deed of Trust,
          Mortgage, Assignment of Production, Security Agreement and Financing
          Statement dated September 4, 1998).

     e)   First Amendment to Deed of Trust, Mortgage, Assignment of Production,
          Security Agreement and Financing Statement (Wyoming properties) dated
          March 22, 1999, between Star and Seller (amending the Deed of Trust,
          Mortgage, Assignment of Production, Security Agreement and Financing
          Statement dated [September 4, 1998]).

22.  The Notice of Assignment of Proceeds dated May 2, 2001, from Shallow Water,
     Inc. and Seller, together with all of Seller's rights under the same.

23.  The Assignment and Bill of Sale executed September 10, 1998 (but effective
     June 1, 1998), among Threshold Development Company, E-L Gas Co., Ltd. and, for certain limited purposes, Seller, together with all of Seller's rights under the same.

24.  All Hydrocarbon Purchase or Agency Agreements to which Seller is a party, together with all of Seller's rights under each of the foregoing.

25.  First Amendment to Agency Agreement dated April 18, 2000, between Star
     Acquisition III, LLC and Seller (amending the Agency Agreement dated March
     22, 1999).

26.  All Contingent or Equity Consideration (except for Seller's ORRIs, as defined in the PSA, and Contingent and Equity Consideration relating to the options to purchase 20,500 shares of Contango Oil & Gas Company common stock that is listed and described on Annex 1.1 to the PSA (the "Contango
     Options")) and Contingent or Equity Consideration Documents (except for
     Contingent or Equity Consideration Documents that relate to such excluded
     ORRIs and the Contango Options).

27.  All assets listed in Sections 2.1(a)(ii) through 2.1(a)(xii) of the PSA.